UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $3.15 per share

(Title of Class of Securities)

G39462125
(CUSIP Number)

Jonathan B. Rubini

P.O. Box 202845

Anchorage, Alaska 99520-2845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Joshua D. Hodes

Landye Bennett Blusmtein LLP

701 W. 8th Avenue, Suite 1100

Anchorage, Alaska 99501

October 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462125	13D	Page 2 of 5 Pages

1.	Names of reporting persons Jonathan B. Rubini
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐
3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 192,915
	8.	Shared voting power 3,265
	9.	Sole dispositive power 192,915
	10.	Shared dispositive power 3,265
11.	Aggregate amount beneficially owned by each reporting person 196,180
12.

Check if the aggregate amount in row (11) excludes certain shares (See Instructions)

The aggregate amount in Row 11 represents the maximum amount that the Reporting Person can beneficially control under a contractually stipulated 9.99% ownership restriction. The full exercise of the Reporting Person’s securities would exceed this restriction.

☒
13.	Percent of class represented by amount in row (11) 9.99%(1)
14.	Type of reporting person (See Instructions) IN

(1)	Based on 1,963,768 Ordinary Shares issued and outstanding as of February 1, 2023 as disclosed in the Issuer’s Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2023.

CUSIP No. G39462125	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Statement relates to the ordinary shares, par value $3.15 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands limited company (the “Issuer”).

The principal executive offices of the Issuer are located at 5 Oppenheimer St. Rehovot 7670105, Israel.

On November 15, 2022, the Issuer’s shareholders approved a reverse split reflecting every 35 ordinary shares of par value $0.09 each be consolidated into 1 ordinary share of par value $3.15 each, which took effect on November 16, 2022 (the “November 2022 Reverse Stock Split”).

Item 2. Identity and Background.

(a) and (f) Jonathan B. Rubini (the “Reporting Person”) is a United States citizen.

(b) The Reporting Person’s business address is 813 D Street, Suite 200, Anchorage, AK 99501.

(c) The principal occupation of the Reporting Person is commercial real estate developer and investor.

(d) and (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Ordinary Shares held by him directly using his personal funds.

Item 4. Purpose of Transaction

On October 20, 2022, the Issuer entered into an agreement with Jonathan B. Rubini (the “Reporting Person”) in connection with a private placement investment for 2,777,777 ordinary shares, par value $0.09 per share (or 79,365 ordinary shares after giving effect to the November 2022 Reverse Stock Split) and warrants to purchase 2,777,777 ordinary shares (or 79,366 ordinary shares after giving effect to the November 2022 Reverse Stock Split) with price of $0.18 per share and associated warrant (or $6.30 after giving effect to the November 2022 Reverse Stock Split), for aggregate consideration of $500,000 (the “SPA”). The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance.

The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G39462125	13D	Page 4 of 5 Pages

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person may be deemed to beneficially own 196,180 Ordinary Shares of the Issuer, which constitute 9.99% of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 192,915 Ordinary Shares of the Issuer.

(c) On October 20, 2022, the Issuer entered into an agreement with the Reporting Person in connection with a private placement investment for 2,777,777 Ordinary Shares and warrants to purchase 2,777,777 Ordinary Shares with price of $0.18 per share and associated warrant, for aggregate consideration of $500,000.

Reporting Person	Date	Number of Ordinary Shares	Avg. Price Per Ordinary Share
Jonathan B. Rubini	October 20, 2022	2,777,777	$0.18	(1)

(1)	The price reported is the Ordinary Shares price in the SPA dated October 20, 2022, between the Issuer and the Reporting Person.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 7, 2021, the Issuer obtained a convertible loan in an aggregate amount of $600,000, against issuance of convertible debentures and warrants to purchase 136,571 Ordinary Shares with the Reporting Person (the “10% Convertible Debenture”). The debentures have a six-month term from issuance, bear interest at 10% per annum and are convertible into our Ordinary Shares at conversion price equal to 80% of the public offering price per share in our initial public offering. The warrants have an exercise price per share equal to the per share price of our Ordinary Shares in our next equity financing of at least $10,000,000, including without limitation, an initial public offering, subject to standard adjustments.

On June 1, 2022, the Issuer amended the 10% Convertible Debenture. The terms of the amended 10% Convertible Debenture extend the original six months maturity term from issuance by one year to October 7, 2022, with a final maturity date of April 7, 2023. Furthermore, the Company must notify in writing at least twenty days in advance of a payment of any principle or accrued but unpaid interest under the 10% Convertible Debenture. All other material terms of the 10% Convertible Debenture remained unchanged.

On October 20, 2022, the Issuer executed the SPA with the Reporting Person in connection with a private placement investment for 2,777,777 Ordinary Shares and warrants to purchase 2,777,777 Ordinary Shares with price of $0.18 per share and associate warrant, for aggregate consideration of $500,000. In connection with this private placement investment, the Reporting Person and the Issuer agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

To date, the Issuer has not repaid the foregoing debentures and the Issuer is discussing with the debenture holder the terms of repayment, and/or conversion.

CUSIP No. G39462125	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

By:	/s/ Jonathan B. Rubini
Jonathan B. Rubini